November 23, 2016	James M. Forbes (617) 235-4765 james.forbes@ropesgray.com

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attn: Anu Dubey, Esq.

Re:	Goehring & Rozencwajg Investment Funds (the “Trust” or the “Registrant”)
Registration Nos. 333-212686 and 811-23177
Responses to Comments on Amendment No. 2 to Registration Statement

Ladies and Gentlemen:

On November 10, 2016, Anu Dubey (the “Staff Reviewer”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to James M. Forbes of Ropes & Gray LLP, counsel to the Registrant, regarding Pre-Effective Amendment No. 2 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 2 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A (“Amendment No. 2”). The Staff Reviewer and Mr. Forbes further discussed the Staff’s comments to Amendment No. 2 during follow-up telephone conversations on November 15, 2016 and November 18, 2016.

For the convenience of the Staff, the Staff’s comments have been restated below in their entirety. The Registrant’s response follows each comment. Where applicable, these responses will be reflected in Pre-Effective Amendment No. 3 under the Securities Act and Amendment No. 3 under the 1940 Act to the Trust’s Registration Statement on Form N-1A (“Amendment No. 3”), which will be filed subsequent to the date of this letter. For the convenience of the Staff, a revised draft of Appendix A to the Trust’s prospectus (the “Prospectus”), in clean copy and marked to indicate the changes made from the version included in Amendment No. 2, is attached hereto in Exhibit A.

References in the responses to the Trust’s Prospectus or statement of additional information (“SAI”) are to those to be filed as part of Amendment No. 3. For purposes of this correspondence, the term “Fund” is used to refer to Goehring & Rozencwajg Resources Fund and the term “Adviser” is used to refer to Goehring & Rozencwajg Associates, LLC, the Fund’s investment adviser. Capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 3.

Prospectus

Fees and Expenses of the Fund

1.
Comment: The third sentence of footnote 2 to the fee table states that the Adviser will be permitted to recover fees and expenses it has borne only to the extent that the Fund’s expenses fall below (1) the expense limit in effect at the time the Adviser waives or limits the expenses and (2) the expense limit in effect at the time the Adviser recovers expenses. Please revise this sentence by adding the words “the lesser of” before the words “fall below.”

Response: The requested change has been made.

Principal Risks of Investing in the Fund

2.
Comment: Inasmuch as “IPO Risk” is identified as a principal risk of the Fund, please consider adding disclosure to the “Principal Investment Strategies of the Fund” section regarding the Fund’s investments in initial public offerings.

Response: The following sentence to the “Principal Investment Strategies of the Fund” section:

The Fund also may participate in initial public offerings (“IPOs”) of equity and equity-related securities.

Additional Information about the Fund

3.
Comment: The fourth and fifth sentence of the first paragraph under the caption “How the Adviser Selects the Fund’s Investments” describe the Fund’s use of standard industry classifications to determine whether a company has economic ties to the natural resources sector. The sixth and seventh sentence of the same paragraph describe how the Fund will measure the underlying investments of the investment companies in which it invests when determining compliance with the Fund’s 80% investment policy. Please add these disclosures to the Fund Summary section of the Prospectus.

Response: The requested change has been made.

4.
Comment: The description of the Fund’s 80% investment policy contemplates both investments in natural resources companies and investments providing economic exposure to natural resources companies. The fourth sentence of the first paragraph under the caption “How the Adviser Selects the Fund’s Investments” describes the specific criteria that the Fund will use to determine whether an investment provides economic exposure to natural resources or natural resources companies (e.g., the Fund will rely on standard industry classifications). Please revise the disclosure to also clarify the specific criteria that will be used to determine whether a company is a natural resources company.

Response: The fourth sentence of the first paragraph under the caption “How the Adviser Selects the Fund’s Investments” (and corresponding language in the Fund Summary section of the Prospectus) has been revised as follows to clarify the specific criteria that will be used to determine whether a company is a natural resources company:

When determining whether a company is a natural resources company or whether an investment provides economic exposure to natural resources or natural resources companies, the Fund currently relies on standard industry classifications developed by third party providers.

5.
Comment: The fifth sentence of the first paragraph under the caption “How the Adviser Selects the Fund’s Investments” states that the standard industry classifications used by the Fund may change over time and without notice to investors. Please note the Staff’s view that it would be inappropriate for the Fund to change the standard industry classifications on which it relies without notice to investors. Please revise this disclosure accordingly.

Response: The Registrant respectfully notes that the standard industry classifications on which the Fund relies may be changed by the third-party providers at any time and without notice to the Fund or its investors. The Registrant does not believe that such a change would constitute a change to the Fund’s 80% investment policy requiring 60 days’ advance notice to shareholders.

The fifth sentence of the first paragraph under the caption “How the Adviser Selects the Fund’s Investments” has been revised as follows to reflect the foregoing:

The standard industry classifications used by the Fund may ~~change~~ be changed by the third-party providers over time and without notice to the Fund or its investors.

Appendix A

6.
Comment: The first sentence of the second paragraph of Appendix A states that performance information is included “for certain private accounts and a registered investment company previously managed by Mr. Goehring with investment objectives, policies and strategies substantially similar to those of the Fund.” Please include performance information for all accounts previously managed by Mr. Goehring with investment objectives, policies and strategies substantially similar to those of the Fund. Alternatively, please explain supplementally the Registrant’s basis for excluding certain such accounts from Appendix A.

Response: Appendix A has been revised to incorporate performance information for an additional separately managed account managed by Mr. Goehring at the Adviser beginning January 1, 2016, and an additional hedge fund managed by Mr. Goehring at Chilton Investment Company, LLC between January 1, 2013 and December 31, 2015. Each of these accounts, in the Adviser’s determination, has investment objectives, policies and strategies substantially similar to those of the Fund. For simplicity, Appendix A has been revised to present (i) performance information for both separately managed accounts managed by Mr. Goehring at the Adviser as a single composite and (ii) performance information for both hedge funds managed by Mr. Goehring at Chilton Investment Company, LLC as a single composite.

The Registrant has determined to exclude from the performance presentation in Appendix A, however, certain other private accounts managed by Mr. Goehring with investment objectives, policies and strategies substantially similar to those of the Fund because (1) the performance of the excluded accounts was either higher than or, in the Adviser’s determination, not materially lower than the performance of the Similar Accounts shown and (2) the excluded accounts had a shorter history of investment operations than the included accounts. As stated in correspondence filed with the SEC on November 1, 2016, the Registrant believes that the exclusion of such accounts on this basis is consistent with positions taken by the Staff in prior no-action letters. For example, in GE Funds, SEC No-Action Letter (Feb. 7, 1997), the Staff did not object to an adviser’s request to include in a Trust’s prospectus historical performance of some institutional private accounts and registered investment companies, while excluding performance of certain other funds and accounts, where (1) the performance of the excluded funds and accounts was either higher than, or in the adviser’s determination not materially lower than, the included funds’ performance data; (2) the excluded funds and accounts had a shorter history of investment operations than the funds being promoted; or (3) the excluded funds’ and accounts’ holdings varied owing to the relatively recent adoption of the relevant investment strategy or merger into the excluded fund of funds with different investment strategies. Furthermore, the Registrant believes that the exclusion of such accounts does not cause the performance information included in Appendix A to be presented in a misleading manner and does not obscure or impede understanding of information that is required to be in the Fund’s Prospectus.

7.
Comment: The third sentence of the second paragraph of Appendix A states that returns are shown for each Similar Account “only for periods during which Mr. Goehring had full discretionary authority over the selection of investments for, and was primarily responsible for the day-to-day management of, that account.” Please remove returns of each Similar Account for any period in which any person other than Mr. Goehring was identified in that account’s prospectus or other offering document as having any degree of portfolio management responsibility for that account. See Bramwell Growth Fund, SEC No-Action Letter (Aug. 7, 1996).

Response: The requested change has been made.

8.
Comment: Please revise footnote 2 to Appendix A to clarify whether the returns presented for the Hedge Fund are those of its combined portfolio (including both long and short positions) or its long-only portfolio (excluding short positions). Please also revise footnote 2 to state that the Registrant believes that the differences between the Hedge Fund’s combined and long-only portfolios are immaterial and that those differences do not alter the Registrant’s conclusion that the Hedge Fund had investment objectives, policies and strategies that were substantially similar in all material respects to those of the Fund.

Response: As noted in the response to Comment 6, Appendix A has been revised to include performance information for an additional Hedge Fund managed by Mr. Goehring at Chilton Investment Company, LLC, which is presented as part of a composite (the “Chilton Composite”). The following sentence has been added to footnote 2 (which appears as footnote 3 in the revised Appendix A) to clarify that the performance information presented in the Chilton Composite reflects the returns of each Hedge Fund’s entire portfolio (including both long and short positions):

The performance information presented below for the Chilton Composite reflects the returns of each Hedge Fund’s entire portfolio (including both long and short positions).

9.
Comment: Item 4 of Form N-1A requires returns to be shown for an “appropriate broad-based securities market index” and permits returns to be shown for other more narrowly based indexes that reflect the market sectors in which a fund invests. Please note the SEC’s position that an “index would not be considered to be broad-based if it is composed of securities of firms in a particular industry or group of related industries.”[1] In light of the foregoing, the Staff does not believe that the Lipper Natural Resources Index constitutes an appropriate benchmark for the Fund, although the Staff does not object to the inclusion of the Lipper Natural Resources Index as an additional comparative index. Please revise the first sentence of the seventh paragraph to clarify that the Lipper Natural Resources Index will not be used as the Fund’s benchmark. In addition, please revise the performance tables in Appendix A to present the returns for a broad-based securities index (e.g., the MSCI All Country World Index) before the returns of the Lipper Natural Resources Index.

Response: The requested changes have been made.

10.
Comment: Please include average annual total return information for each Similar Account and comparative index for the one-, five- and ten-year periods, as applicable, ending on the calendar year end immediately preceding the conclusion of the period during which the relevant account was managed by Mr. Goehring. Please also consider including average annual total return information for each Similar Account for the entire period during which Mr. Goehring managed that account. See Bramwell Growth Fund, SEC No-Action Letter (Aug. 7, 1996).

Response: The requested changes have been made. The Registrant respectfully notes, however, that average annual total returns have not been provided for the GRA Composite because none of the separately managed accounts comprising the GRA Composite have completed a full calendar year of operations.

SAI

Investment Objectives and Policies

11.
Comment: The second sentence of the fourth paragraph states that the Fund may invest in securities issued by other investment companies, or other pooled investment vehicles, including exchange-traded funds. Please consider revising this disclosure for consistency with comparable disclosure in the “Principal Investment Strategies” section of the Prospectus.

Response: The second sentence of the fourth paragraph has been revised as follows for consistency with comparable disclosure in the “Principal Investment Strategies” section of the Prospectus.

At times, the Fund may invest in ~~securities issued by other~~ registered investment companies and ~~or other pooled investment vehicles, including~~ ETFs.

1 Disclosure of Mutual Fund Performance and Portfolio Managers, SEC Rel. No. IC-19382 (Apr. 6, 1993).

Purchase and Redemption of Shares

12.
Comment: The first sentence of the third paragraph under the caption “Distribution and Services (12b-1) Plan for Retail Class Shares” states that the Fund’s 12b-1 Plan may be terminated by vote of a majority of the “qualified” Trustees, as defined in the 12b-1 Plan. Please add disclosure to clarify what constitutes a “qualified” Trustee under the 12b-1 Plan.

Response: The first sentence of the third paragraph under the caption “Distribution and Services (12b-1) Plan for Retail Class Shares” has been revised as follows to clarify what constitutes a “qualified” Trustee under the 12b-1 Plan:

The Plan may be terminated by vote of a majority of the “qualified” Trustees~~, as defined in the Plan,~~ (defined in the Plan as Trustees of the Trust who are not interested persons of the Trust, and have no direct or indirect financial interest in the operation of the Plan or any agreements related to it) or by vote of a majority of the outstanding voting securities of the relevant class of shares of the Fund.

Principal Holders of Securities

13.
Comment: The tables following the fourth and fifth paragraph indicate that, as of October 3, 2016, the Adviser owned 100% of the Fund’s Institutional and Retail Class shares, respectively. Please consider whether, by virtue of his interest in the Adviser, Mr. Rozencwajg beneficially owns any shares of the Fund. See Instruction 2 to Item 17(b)(4) of Form N-1A. If so, please revise the sentence under the caption “Management Ownership” accordingly.

Response: The Registrant confirms that Mr. Rozencwajg, as a Managing Partner of the Adviser, beneficially owns (within the meaning of Rule 16a-1(a)(2) under the Securities Exchange Act of 1934, as amended) 100% of the Fund’s Institutional Class shares and Retail Class shares, respectively, which represents the Adviser’s initial investment in those shares. The disclosure under the caption “Trustee Fund Ownership” in the section “Trustees and Officers” and the disclosure under the caption “Management Ownership” in the section “Principal Holders of Securities” have been revised to reflect the foregoing.

General Procedural Comments

14.
Comment: We remind you that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Response: The Trust and its management have been made aware of this comment.

* * * * *

Please do not hesitate to call me (at 617-235-4765) or Michael G. Doherty (at 212-497-3612) if you have any questions or require additional information.

Kind regards,

/s/ James M. Forbes

James M. Forbes

cc:	Adam A. Rozencwajg
John Loder, Esq.
Michael G. Doherty, Esq.